SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. ___)*

Rare Element Resources Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

75381M102
(CUSIP Number)

David I. Roberts
General Atomics Uranium Resources, LLC
3550 General Atomics Court
San Diego, CA 92121-1122
(858) 455-3000
copies to:
Donald G. Kilpatrick, Esq.
Pillsbury Winthrop Shaw Pittman LLP
1540 Broadway
New York, NY 10036-4039
(212) 858-1235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  75381M102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
General Atomics Uranium Resources, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(E) OR 2(F)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,125,000 Common Shares (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,125,000 Common Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,125,000 Common Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9% of Common Shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

Page 2 of 7 Pages

CUSIP No.:  75381M102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
General Atomic Technologies Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(E) OR 2(F)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,125,000 Common Shares (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,125,000 Common Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,125,000 Common Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9% of Common Shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 3 of 7 Pages

CUSIP No.:  75381M102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tenaya Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(E) OR 2(F)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,125,000 Common Shares (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,125,000 Common Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,125,000 Common Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9% of Common Shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 4 of 7 Pages

CUSIP No.:  75381M102
Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of Rare Element Resources Ltd., a British Columbia corporation (the “Issuer”).  The Issuer’s principal executive offices are P.O. Box 271049, Littleton, Colorado 80127.

Item 2.  Identity and Background.

(a)-(c)   The persons filing this Schedule 13D are General Atomics Uranium Resources, LLC (“GAUR”), a Delaware limited liability company, General Atomic Technologies Corporation, a Wyoming corporation and parent company of GAUR (“GATC”) and Tenaya Corporation, a Delaware corporation and parent company of GATC (“Tenaya, and together with GAUR and GATC, the “Reporting Persons”).  GAUR is a privately-owned company for holding, developing and marketing energy resources and its principal office and business is located at 3550 General Atomics Court, San Diego, California 92121-1122.  GATC is a privately-owned holding company for diversified businesses in technology and other industries and its principal office and business is located at 3550 General Atomics Court, San Diego, California 92121-1122.  Tenaya is a privately-owned holding company for diversified businesses in technology and other industries and its principal office and business is located at P.O. Box 910304, San Diego, California, 92191-0304.

(d)-(e)   During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          N/A

Item 3.  Source and Amount of Funds or Other Consideration.

On August 18, 2017, the Issuer and GAUR executed a term sheet for the purchase of Common Shares of the Issuer, an option, and intellectual property rights (the “Term Sheet”). The Term Sheet is binding in certain limited respects but is generally non-binding.  The Term Sheet provides that, upon the terms and subject to the conditions set forth therein, among other things, (i) a binding obligation of GAUR or one or more of its affiliates (“General Atomics”) pay $500,000 in cash (the “Preliminary Payment”) to the Issuer within three business days of the execution of the Term Sheet, which payment was made by GAUR on August 23, 2017; (ii) the Issuer and General Atomics will enter into an investment agreement (the “Investment Agreement”) pursuant to which General Atomics will acquire (x) the right to designate two directors to fill vacancies on the Board of Directors of the Issuer and (y) 26,650,000 Common Shares of the Issuer (the “Acquired Shares”), which constitutes approximately 33.5% of the fully-diluted Common Shares issued and outstanding, for $4,752,000 in cash, less the Preliminary Payment, at the closing of the transactions contemplated by the Investment Agreement (the “Acquired Shares Closing”); (iii) the Issuer will grant General Atomics an option (the “Option”) to purchase an additional 24,175,000 Common Shares of the Issuer, which, together with the Acquired Shares, would constitute approximately 49.0% of the fully diluted Common Shares issued and outstanding; and (iv) the Issuer and General Atomics will enter into an intellectual property rights agreement pursuant to which General Atomics will be granted certain rights to the Issuer’s intellectual property relating to rare earth processing and separation.  The Option will be exercisable until the fourth anniversary following the purchase of the Acquired Shares, and the total exercise price of the Option will be $5,040,000 in cash.  If an Investment Agreement is not executed between the Issuer and General Atomics, the Issuer has a binding obligation to issue 3,125,000 Common Shares to General Atomics within five business days of the termination of the 90-day exclusivity period.

Page 5 of 7 Pages

CUSIP No.:  75381M102
The source of the Preliminary Payment was available cash and cash equivalents of GAUR.

Item 4.  Purpose of the Transaction.

See Item 3.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)   GAUR has the irrevocable right to acquire beneficial ownership of 3,125,000 Common Shares of the Issuer, or approximately 5.9% of the Common Shares of the Issuer outstanding as of the filing of its Quarterly Report on Form 10-Q for the period ended June 30, 2017, which amount is the number of Common Shares that the Issuer is obligated to issue to GAUR if an Investment Agreement is not executed between the Issuer and General Atomics.  Upon acquiring beneficial ownership, GAUR will have sole voting and dispositive power over 3,125,000 Common Shares of the Issuer.

Because each of General Atomic Technologies Corporation and Tenaya Corporation may be deemed to control GAUR, each of General Atomic Technologies Corporation and Tenaya Corporation may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Shares beneficially owned by GAUR.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Shares that such Reporting Person may be deemed to beneficially own.

(c)          Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)          Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

By virtue of the relationships between and among the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement between General Atomics Uranium Resources, LLC, General Atomic Technologies Corporation and Tenaya Corporation.

Exhibit 2.	Term Sheet for Purchase of Common Shares, Options and Intellectual Property Rights dated August 18, 2017

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2017

GENERAL ATOMICS URANIUM RESOURCES, LLC

By: /s/ David I. Roberts
Name:	David I. Roberts
Title:	CEO and President

GENERAL ATOMIC TECHNOLOGIES CORPORATION

By: /s/ James N. Blue
Name:	James N. Blue
Title:	Director, Chairman and President

TENAYA CORPORATION

By: /s/ James N. Blue
Name:	James N. Blue
Title:	Chairman, Director and President